Exhibit 99.18

Disclosure of Transactions in Own Shares

Paris, October 30, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 23 to October 27, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
23/10/2023	466,799	62.393324	29,125,141.25	XPAR
23/10/2023	90,000	62.391538	5,615,238.42	CEUX
23/10/2023	15,000	62.394791	935,921.87	TQEX
23/10/2023	20,000	62.391653	1,247,833.06	AQEU
24/10/2023	385,357	62.358075	24,030,120.71	XPAR
24/10/2023	170,000	62.293698	10,589,928.66	CEUX
24/10/2023	15,000	62.358013	935,370.20	TQEX
24/10/2023	20,000	62.360600	1,247,212.00	AQEU
25/10/2023	427,339	61.936825	26,468,020.86	XPAR
25/10/2023	135,000	61.938500	8,361,697.50	CEUX
25/10/2023	15,000	61.934253	929,013.80	TQEX
25/10/2023	20,000	61.937977	1,238,759.54	AQEU
26/10/2023	441,133	62.274534	27,471,352.01	XPAR
26/10/2023	120,000	62.272866	7,472,743.92	CEUX
26/10/2023	15,000	62.293455	934,401.83	TQEX
26/10/2023	20,000	62.270914	1,245,418.28	AQEU
27/10/2023	645,841	63.671325	41,121,552.21	XPAR
27/10/2023	300,000	63.678359	19,103,507.70	CEUX
27/10/2023	50,000	63.680752	3,184,037.60	TQEX
27/10/2023	25,000	63.633714	1,590,842.85	AQEU
Total	3,396,469	62.667469	212,848,114.24

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).